

April 23, 2013

Via E-mail
Mr. Joseph Y. Liu
Chief Executive Officer
Oplink Communications, Inc.
46335 Landing Parkway
Freemont, CA 94538

     RE: **Oplink Communications, Inc.**
              Form 10-K for the Year Ended July 1, 2012
              Filed September 14, 2012
              Response dated April 4, 2013
              File No. 000-31581

Dear Mr. Liu:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended July 1, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   Benefit (Provision) for Income Taxes, pages 42 and 43

     We note your response to comment No. 2 from our letter dated March 21, 2013. Please tell us the reason for the transfer of the U.S. contingent liability to the China Business Trust. Tell us whether this contingent liability is associated with the transfer of intellectual properties to China Business Trust. Also, tell us whether in a prior period you had recognized a deferred tax benefit based on a 35% tax rate related to the initial recognition of the contingent liability in your financial statements.

Financial Statements and Supplementary Data

2.   Note 2- Summary of Accounting Policies, Revenue Recognition, page 59

Please tell us in more detail of the nature of your revenues associated with contract-related cancellation payments from customers and your support in GAAP for your revenue recognition accounting policy.

3.   Note 11, Balance Sheet Components, Other assets, page 76

We note your response to comment 4 from our letter dated March 21, 2013. Tell us in more detail of the reasons for the creation of the $7.8 million deferred tax charge and how it relates to the transfer of certain intellectual properties overseas.

4.   Note 12, Income Taxes, pages 77 - 79

We note your response to comment 5 from our letter dated March 21, 2013.   Please expand your disclosure in future filings to describe the main reason for the 100 % impact of foreign rate differences in the rate reconciliation for income tax rates for 2012.

5.   Note 12, Income Taxes, page 79

We note your response to comment 6 from our letter dated March 21, 2013. Tell us in more detail of the nature of the uncertainty in connection with the transfer pricing for the value of several intellectual properties.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director